Exhibit 99.1

For Immediate Release

TFI International Announces 2020 Second Quarter Results

  Second quarter operating income from continuing operations of $131.5 million compared to $149.0 million the same quarter last year

  Net cash from continuing operating activities of $227.9 million increased from $141.4 million in Q2 2019

  Net income of $69.7 million compared to $87.7 million in Q2 2019

  Adjusted net income1, a non-IFRS measure, of $92.1 million compared to $102.0 million in Q2 2019

  Diluted EPS of $0.79 compared to $1.01 in Q2 2019

  Adjusted diluted EPS1, a non-IFRS measure, of $1.04 compared to $1.18 in Q2 2019

Montreal, Quebec, July 27, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the second quarter ended June 30, 2020.

“Leveraging a longstanding adherence to our operating principles, TFI International performed exceptionally well during the second quarter in light of the unprecedented disruption from COVID-19, all while continuing to protect the wellbeing of our employees and customers. I wish to thank each of the hardworking and dedicated members of the TFI family for driving our resilience and for providing our customary impeccable service levels during these challenging times,” said Alain Bédard, Chairman, President and Chief Executive Officer. “With our solid financial footing, our rapid response to the pandemic and a heightened focus on the fundamentals of our business, we were able to substantially grow our net cash from operating activities over the prior year period. In addition, we continued our tradition of thoughtful and disciplined M&A, with the acquisition of three attractive businesses. While we saw notable improvement in operating conditions as the quarter progressed and were pleased to partially reverse several of our decisive cost reduction actions implemented early in the quarter, TFI remains vigilant and agile with a highly capable workforce. Longer term, we believe that positive developments during the second quarter in terms of our increased e-commerce activity and our own enhanced operating synergies will benefit our continued creation of shareholder value down the road.”

Financial highlights	Quarters ended June 30		Six months ended June 30
(in millions of dollars, except per share data)	2020	2019*	2020	2019*
Total revenue	1,106.2	1,337.8	2,346.7	2,568.6
Revenue before fuel surcharge	1,025.3	1,183.9	2,137.9	2,281.3
Adjusted EBITDA[1]	232.1	236.3	432.6	423.9
Operating income from continuing operations	131.5	149.0	249.9	253.9
Net cash from continuing operating activities	227.9	141.4	419.6	302.1
Adjusted net income[1]	92.1	102.0	161.6	169.1
Adjusted EPS - diluted[1] ($)	1.04	1.18	1.85	1.94
Net income from continuing operations	69.7	100.2	145.4	165.3
EPS from continuing operations - diluted ($)	0.79	1.16	1.66	1.90
Weighted average number of shares ('000s)	87,411	84,183	86,063	84,676
* Recasted for changes in presentation, see note 20 in the unaudited condensed consolidated interim financial statements.
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

SECOND QUARTER RESULTS
Total revenue of $1.11 billion was down 17% and, net of fuel surcharge, revenue of $1.03 billion was down 13% compared to the prior year period.

Operating income from continuing operations declined by 12% to $131.5 million from $149.0 million the prior year period, primarily driven by a decline in volumes due to COVID-19 and a bargain purchase gain recognized in the prior year period offset by contributions from business acquisitions, strong execution across the organization, an asset-light approach, and cost efficiencies.

Net income from continuing operations was $69.7 million, a decrease of 30% compared to $100.2 million the prior year period, and net income from continuing operations of $0.79 per diluted share was down relative to $1.16 the prior year period. Adjusted net income, a non-IFRS measure, was $92.1 million, or $1.04 per diluted share, as compared to $102.0 million, or $1.18 per diluted share, the prior year period.

SIX-MONTH RESULTS
For the first six months of 2020, total revenue was $2.35 billion, versus $2.57 billion in the first six months of 2019. Net of fuel surcharge, revenue was $2.14 billion, as compared to $2.28 billion the prior year. Operating income from continuing operations totalled $249.9 million, or 11.7% of revenue before fuel surcharge, compared to $253.9 million or 11.1% of revenue before fuel surcharge the prior year.

Net income from continuing operations was $145.4 million, or $1.66 per diluted share, versus $165.3 million, or $1.90 per diluted share, a year ago. Adjusted net income was $161.6 million compared to $169.1 million the prior year.

During the first half of 2020, revenue grew 14% for Logistics, driven by business acquisitions and e-commerce, and declined 8% for Truckload, 9% for Package and Courier and 21% for Less-Than-Truckload, relative to the prior year.

Operating income was higher for the Truckload and Logistics segments, while operating income for Package and Courier and Less-Than-Truckload declined.

SEGMENTED RESULTS
(in millions of dollars)	Quarters ended June 30				Six months ended June 30
	2020		2019 *		2020		2019 *
	$		$		$		$
Revenue[1]
Package and Courier	139.5		158.5		279.0		305.5
Less-Than-Truckload	158.4		219.1		338.6		427.1
Truckload	471.2		570.4		1,004.7		1,097.5
Logistics	265.0		244.9		533.7		469.2
Eliminations	(8.8)		(9.0)		(18.1)		(17.9)
	1,025.3		1,183.9		2,137.9		2,281.3
		% of		% of		% of		% of
	$	Rev.[1]	$	Rev.[1]	$	Rev.[1]	$	Rev.[1]
Operating income (loss)
Package and Courier	22.6	16.2%	29.9	18.9%	38.1	13.7%	50.9	16.7%
Less-Than-Truckload	33.4	21.1%	30.3	13.8%	51.1	15.1%	57.9	13.6%
Truckload	69.5	14.8%	67.2	11.8%	132.5	13.2%	118.0	10.8%
Logistics	22.7	8.6%	28.7	11.7%	48.6	9.1%	43.8	9.3%
Corporate	(16.8)		(7.1)		(20.4)		(16.7)
	131.5	12.8%	149.0	12.6%	249.9	11.7%	253.9	11.1%
Note: due to rounding, totals may differ slightly from the sum.
* Recasted for changes in presentation, see note 20 in the unaudited condensed consolidated interim financial statements.
[1] Revenue before fuel surcharge.

CASH FLOW
Net cash from continuing operating activities was $227.9 million during Q2 2020 versus $141.4 million the prior year quarter. The 61% increase was due to stringent working capital management and the deferral of certain tax payments due to economic stimulus measures initiated in response to COVID-19. The Company returned $96.5 million to shareholders during the first half of the year, of which $43.8 million was through dividends and $52.6 million was through share repurchases. The company also paid down net debt of $492.5 million during the first half of the year from proceeds generated from operations and the share issuance.

Cash used for the purchases of property and equipment was $27.3 million during Q2 2020 versus $69.8 million the prior year quarter. In Q2, management initially suspended all capital expenditures to which it had not already committed, but reinstated most capital expenditures at the end of Q2.

On June 15, 2020, the Board of Directors of TFI International declared a quarterly dividend of $0.26 per outstanding common share payable on July 15, 2020, representing an 8% increase over the $0.24 quarterly dividend declared in Q2 2019.

REVERSAL OF CERTAIN COST SAVING MEASURES
TFI has rolled back certain cost saving measures implemented at the onset of the COVID-19 pandemic that had spanned all operating companies and its entire workforce and has reinstated a full five-day work week for 594 employees and rehired 793 employees full-time who had been furloughed.

CONFERENCE CALL
TFI International will host a conference call on Tuesday, July 28, 2020 at 8:30 a.m. Eastern Time to discuss these results. Interested parties can join the call by dialing 1-877-223-4471. A recording of the call will be available until midnight, August 11, 2020, by dialing 1-800-585-8367 or 416-621-4642 and entering passcode 9527458.

ABOUT TFI INTERNATIONAL
TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of TFI International. These statements are based on assumptions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for TFI International's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

NON-IFRS FINANCIAL MEASURES
This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA
Adjusted EBITDA is calculated as net income or loss from continuing operations before finance income and costs, income tax expense, depreciation, amortization, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Quarters ended June 30		Six months ended June 30
(unaudited, in millions of dollars)	2020	2019*	2020	2019*
Net income from continuing operations	69.7	100.2	145.4	165.3
Net finance costs	17.6	21.5	36.8	40.6
Income tax expense	44.2	27.3	67.7	48.0
Depreciation of property and equipment	58.1	55.8	115.2	108.2
Depreciation of right-of-use assets	27.3	25.9	52.9	50.5
Amortization of intangible assets	15.4	16.5	31.0	32.3
Bargain purchase gain	-	(10.8)	(5.6)	(10.8)
Gain on sale of land and buildings and assets held for sale	(0.1)	(0.1)	(10.8)	(10.2)
Adjusted EBITDA	232.1	236.3	432.6	423.9
Note: due to rounding, totals may differ slightly from the sum.
* Recasted for change in presentation, see note 20 in the unaudited condensed consolidated interim financial statements.

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted
Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, bargain purchase gain, gain or loss on sale of land and buildings and assets held for sale, net of tax, net loss from discontinued operations and U.S Tax Reform . Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Quarters ended		Six months ended
(unaudited, in millions of dollars, except per share data)		June 30		June 30
	2020	2019	2020	2019
Net income	69.7	87.7	145.4	152.8
Amortization of intangible assets related to business acquisitions, net of tax	10.9	11.8	22.0	23.1
Net change in fair value and accretion expense of contingent considerations, net of tax	0.0	0.0	0.1	0.1
Net change in fair value of derivatives, net of tax	(0.2)	0.0	0.2	-
Net foreign exchange (gain) loss, net of tax	0.0	0.7	(1.2)	0.2
Bargain purchase gain	-	(10.8)	(5.6)	(10.8)
Gain on sale of land and buildings and assets held for sale, net of tax	(0.2)	(0.0)	(9.4)	(8.8)
Net loss from discontinued operations	-	12.5	-	12.5
U.S. Tax Reform	11.9	-	10.1	-
Adjusted net income	92.1	102.0	161.6	169.1
Adjusted earnings per share - basic	1.05	1.21	1.88	2.00
Adjusted earnings per share - diluted	1.04	1.18	1.85	1.94
Note: due to rounding, totals may differ slightly from the sum.

Note to readers:	Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:
Alain Bédard
Chairman, President and CEO
TFI International Inc.
(647) 729-4079
abedard@tfiintl.com